                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
                                (Name of Issuer)

                         Common Stock $0.001 par value
                         (Title of Class of Securities)

                                    74157104
                                 (CUSIP Number)

    R.S. Thorn, American Ecology Corporation, 805 W. Idaho Street, Suite 200
                        Boise, ID  83702  (208) 331-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 25, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 74157104
          --------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 American Ecology Corporation, #95-3889638
         --------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                    (b) / /
         --------------------------------------------------------------------

3.       SEC USE ONLY

         --------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         --------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)    / /
         --------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
         ---------------------------------------------------------------------

                  7.      SOLE VOTING POWER

                                   0
  NUMBER OF               ----------------------------------------------------
   SHARES
BENEFICIALLY      8.      SHARED VOTING POWER
 OWNED BY
   EACH                            0
 REPORTING                ----------------------------------------------------
  PERSON
   WITH           9.      SOLE DISPOSITIVE POWER

                                   0
                          ----------------------------------------------------

                 10.      SHARED DISPOSITIVE POWER

                                   0
                          ----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0
         ---------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /

         ---------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0
         ---------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*

                     CO
         ---------------------------------------------------------------------





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ITEM 1.

American Ecology Corporation, a Delaware Corporation ("AEC") has decreased its percentage ownership of Perma-Fix Environmental Services Inc., a Delaware Corporation ("PESI") by selling the remaining 502,500 shares of PESI common stock, par value $.001 per share between June 9, 1997 and June 25, 1997 at prices between 1-15/16 and 2-1/16.

ITEM 2.

The name, business addresses, and present principal occupations or employments (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of AEC's directors and executive officers are set forth below. If no address is given, the directors or officers address is American Ecology Corporation, 805 W. Idaho Street, Suite 200, Boise, Idaho 83702. All directors and officers are citizens of the United States of America.


          Directors (including executive officers who are directors)
          ----------------------------------------------------------

                                Jack K. Lemley
                                Chairman & Chief Executive Officer
                                American Ecology Corporation

                                Paul F. Schutt
                                Chief Executive Officer
                                Nuclear Fuel Services, Inc.

                                Rotchford Barker
                                Independent Businessman

                                Keith Bronstein
                                President
                                Tradelink LLC

                                Patricia M. Eckert
                                Owner
                                Patricia M. Eckert & Associates

                                Jerry J. Scoville
                                President
                                J.J. Scoville & Associates, Inc.

                                Edward F. Heil
                                Chairman of the Board
                                American Environmental Construction Co.

                                Paul Bergson
                                Principal
                                Bergson & Co.

                  Executive Officers (who are not directors)
                  ------------------------------------------

                                R.S. Thorn
                                Chief Accounting Officer

                                Richard F. Paton
                                Vice-President

                                Joseph J. Nagel
                                Vice-President

                                Ian P.F. Dorling
                                Treasurer

ITEM 5.

AEC has made several sales of Perma-Fix Environmental Services, Inc. ("PESI") common stock between June 9, 1997 and June 25, 1997. At June 9, 1997 AEC owned 502,500 shares of common stock of PESI (4.98%). Upon completion of the June 25, 1997 sale, AEC owned 0 shares of PESI common stock (0.00%).

AEC sales of PESI common stock in the open market on the NASDAQ exchange were:

            DATE                     SHARES                    PRICE                    PROCEEDS
            ----                     ------                    -----                    --------
           6/2/97                    46,500                   1-15/16                  $   90,090.73

           6/2/97                    25,000                    2-1/32                      50,779.44

           6/3/97                    43,500                   1-15/16                      84,278.42

           6/3/97                     5,000                      2                          9,999.66

           6/4/97                    25,000                      2                         49,998.33

           6/5/97                    61,000                      2                        121,995.91

           6/6/97                    11,000                      2                         21,999.25

           6/9/97                    42,500                    2-1/16                      87,653.32

           6/9/97                    33,000                      2                         65,997.78

          6/12/97                     2,500                    2-1/16                       5,156.07

          6/23/97                   100,000                      2                        199,993.32

          6/23/97                    60,000                    2-1/16                     123,745.87

          6/23/97                    40,000                    2-1/8                       84,997.16

          6/24/97                    50,000                    2-1/8                      106,246.45

          6/25/97                   100,000                    2-3/16                     218,742.69

          6/25/97                   125,000                    2-1/4                      281,240.62

          6/25/97                    25,000                    2-9/32                      57,029.34
                                    -------                                            -------------
           TOTALS                   795,000                                            $1,659,944.36

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 30, 1997

                               AMERICAN ECOLOGY CORPORATION



                               By: \s\  Jack K. Lemley
                                   --------------------------------------
                                   Jack K. Lemley
                                   Chairman & Chief Executive Officer



                               By: \s\  R.S. Thorn
                                   --------------------------------------
                                   R.S. Thorn
                                   Chief Accounting Officer